UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number 1-15242
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:  Form 20-F ☒  Form 40-F ☐

2
Explanatory note and exhibit
This Report on Form 6-K contains the following exhibit relating to Deutsche Bank AG’s 2026 Annual General Meeting of
Shareholders, which took place on Thursday, May 28, 2026. This Report on Form 6-K and such exhibit are not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.
Exhibit 99.1: Voting Results for the 2026 Annual General Meeting of Deutsche Bank AG.
Forward-looking statements contain risks
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts;
they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-
looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our
2025 Annual Report on Form 20-F filed with the SEC, under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Deutsche Bank Aktiengesellschaft
Date:May 29, 2026

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Joseph C. Kopec____________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel